Exhibit 99.2

News Release

NORBORD ANNOUNCES MILL EXCHANGE IN QUEBEC

TORONTO, ON (October 28, 2016) – Norbord Inc. (TSX and NYSE: OSB) today announced that it has reached an agreement with Louisiana-Pacific Corporation (LP) (NYSE: LPX) to exchange OSB mills in Quebec. Norbord will swap ownership of its mill in Val-d’Or, Quebec for LP’s OSB mill in Chambord, Quebec. Both mills have been curtailed for a number of years.

“This asset exchange will better align our portfolio of northern mills with our business strategy,” said Peter Wijnbergen, Norbord’s President and Chief Executive Officer. “The Chambord mill is larger and located in the Saguenay-Lac St. Jean area which is the biggest timber-producing region in Quebec. While market conditions do not support an immediate restart of Chambord, the asset is in good condition and is located closer to key markets, representing a better competitive opportunity for Norbord.”

The Chambord OSB mill was built in the 1980s and has a stated capacity of 470 million square feet (3/8-inch basis). It was curtailed by LP in 2008.

In addition to the Chambord mill, Norbord’s assets in Quebec include an operating OSB mill in La Sarre and a technology research and development centre in St-Laurent. The La Sarre mill is a key part of Norbord’s ability to serve markets in eastern Canada and New England. Over the last five years, the Company has invested more than US$35 million to improve and ensure the mill’s long-term competitiveness, including significant investments in new technology, equipment and processes.

The asset exchange transaction is expected to close in early November 2016.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

For Investors:

Heather Colpitts

Senior Manager, Corporate Affairs

(416) 365-0705

info@norbord.com

For Media:

Trevor Zeck

Longview Communications Inc.

(604) 694-6037

tzeck@longviewcomms.ca

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the satisfaction (or waiver) of closing conditions; assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q3 2016 Management’s Discussion and Analysis dated October 27, 2016.

2